SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 31 January, 2014

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Transaction in Own Shares dated 03 January 2014
Exhibit 1.2	Transaction in Own Shares dated 06 January 2014
Exhibit 1.3	Blocklisting Interim Review dated 06 January 2014
Exhibit 1.4	Blocklisting Interim Review dated 06 January 2014
Exhibit 1.5	Transaction in Own Shares dated 07 January 2014
Exhibit 1.6	Transaction in Own Shares dated 08 January 2014
Exhibit 1.7	Transaction in Own Shares dated 09 January 2014
Exhibit 1.8	Transaction in Own Shares dated 10 January 2014
Exhibit 1.9	Director/PDMR Shareholding dated 10 January 2014
Exhibit 1.10	Transaction in Own Shares dated 13 January 2014
Exhibit 1.11	Director/PDMR Shareholding dated 13 January 2014
Exhibit 1.12	Transaction in Own Shares dated 14 January 2014
Exhibit 1.13	Transaction in Own Shares dated 15 January 2014
Exhibit 1.14	Transaction in Own Shares dated 16 January 2014
Exhibit 1.15	Transaction in Own Shares dated 17 January 2014
Exhibit 1.16	Director/PDMR Shareholding dated 17 January 2014
Exhibit 1.17	Transaction in Own Shares dated 20 January 2014
Exhibit 1.18	Transaction in Own Shares dated 21 January 2014
Exhibit 1.19	Transaction in Own Shares dated 22 January 2014
Exhibit 1.20	Transaction in Own Shares dated 23 January 2014
Exhibit 1.21	Transaction in Own Shares dated 24 January 2014
Exhibit 1.22	Transaction in Own Shares dated 27 January 2014
Exhibit 1.23	Transaction in Own Shares dated 28 January 2014
Exhibit 1.24	Transaction in Own Shares dated 29 January 2014
Exhibit 1.25	Transaction in Own Shares dated 30 January 2014
Exhibit 1.26	Transaction in Own Shares dated 31 January 2014
Exhibit 1.27	Total Voting Rights dated 31 January 2014

Exhibit 1.1

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 03 January 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	2 January 2014
Number of ordinary shares purchased	7,320,000
Highest price paid per share (pence)	490.95
Lowest price paid per share (pence)	484.65

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.2

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 06 January 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	3 January 2014
Number of ordinary shares purchased	7,355,000
Highest price paid per share (pence)	493.30
Lowest price paid per share (pence)	486.25

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.3

BP p.l.c. - Blocklisting Interim Review
BP p.l.c. - 06 January 2014
BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 06 January 2014

Name of applicant:		BP p.l.c.
Name of scheme:		The Executive Share Option Scheme
Period of return:	From:	1 July 2013	To:	31 December 2013
Balance of unallotted securities under scheme(s) from previous return:		12,451,839
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		170,340
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		12,281,499

Name of contact:	Helen Docherty
Telephone number of contact:	020 7496 5791

Exhibit 1.4

BP p.l.c. - Blocklisting Interim Review
BP p.l.c. - 06 January 2014

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 06 January 2014

Name of applicant:		BP p.l.c.
Name of scheme:		The BP Group Savings Related Share Options
Period of return:	From:	1 July 2013	To:	31 December 2013
Balance of unallotted securities under scheme(s) from previous return:		11,754,180
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		11,754,180

Name of contact:	Helen Docherty
Telephone number of contact:	020 7496 5791

Exhibit 1.5

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 07 January 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	6 January 2014
Number of ordinary shares purchased	7,370,000
Highest price paid per share (pence)	491.60
Lowest price paid per share (pence)	485.15

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.6

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 08 January 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	7 January 2014
Number of ordinary shares purchased	7,320,000
Highest price paid per share (pence)	494.65
Lowest price paid per share (pence)	484.10

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.7

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 09 January 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	8 January 2014
Number of ordinary shares purchased	7,320,000
Highest price paid per share (pence)	494.65
Lowest price paid per share (pence)	491.30

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.8

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 10 January 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	9 January 2014
Number of ordinary shares purchased	7,250,000
Highest price paid per share (pence)	499.80
Lowest price paid per share (pence)	494.20

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.9

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 10 January 2014

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was advised on 10 January 2014 by Computershare Plan Managers that on 10 January 2014 the following Directors and senior executives (all persons discharging managerial responsibilities in BP p.l.c.) acquired in London the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at £4.953 per share through participation in the BP ShareMatch UK Plan:-

Director

Mr I.C. Conn 65 shares
Dr B. Gilvary 65 shares

Other Persons Discharging Managerial Responsibilities

Mr R. Bondy 65 shares
Mr B. Looney 63 shares
Mr D. Sanyal 63 shares

Exhibit 1.10

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 13 January 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	10 January 2014
Number of ordinary shares purchased	7,255,000
Highest price paid per share (pence)	499.10
Lowest price paid per share (pence)	487.70

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.11

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 13 January 2014

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was informed on 10 January 2014, by Computershare Plan Managers, that the following Director and senior executives (persons discharging managerial responsibility) in BP p.l.c. acquired the numbers of BP ordinary shares (ISIN number GB0007980591) shown opposite their names on 9 January 2014 at £4.97 per ordinary share, as a result of the vesting of awards made under the BP Deferred Annual Bonus Plan.

Director

Dr B Gilvary 27,092

Other Persons Discharging Managerial Responsibilities

Mr R Bondy 53,546
Mr B Looney 8,380
Mr D Sanyal 29,707
Mr H Schuster 20,069

BP p.l.c. was informed on 10 January 2014, by Computershare Plan Managers, that the following Director and senior executives (persons discharging managerial responsibility) in BP p.l.c. acquired the numbers of BP ordinary shares (ISIN number GB0007980591) shown opposite their names on 9 January 2014 at £4.97 per ordinary share, as a result of the vesting of awards made under the Executive Performance Plan.

Director

Dr B Gilvary 40,664

Other Persons Discharging Managerial Responsibilities

Mr R Bondy 54,220
Mr B Looney 67,775
Mr D Sanyal 54,220
Mr H Schuster 51,151

This notice is given in fulfilment of the obligation under DTR3.1.4R.

Exhibit 1.12

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 14 January 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	13 January 2014
Number of ordinary shares purchased	7,500,000
Highest price paid per share (pence)	497.55
Lowest price paid per share (pence)	491.85
Highest price paid per share (cents)	809.67
Lowest price paid per share (cents)	802.83

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.13

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 15 January 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	14 January 2014
Number of ordinary shares purchased	7,400,000
Highest price paid per share (pence)	492.80
Lowest price paid per share (pence)	487.00

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.14

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 16 January 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	15 January 2014
Number of ordinary shares purchased	7,300,000
Highest price paid per share (pence)	494.88
Lowest price paid per share (pence)	491.10

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.15

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 17 January 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	16 January 2014
Number of ordinary shares purchased	7,400,000
Highest price paid per share (pence)	491.30
Lowest price paid per share (pence)	487.40

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.16

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 17 January 2014

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was informed on 16 January 2014 , by Fidelity Stock Plan Services LLC, that the following senior executives (persons discharging managerial responsibility) in BP p.l.c. acquired the numbers of BP ADSs (ISIN number US0556221044) shown opposite their names on 15 January 2014 at US$49.200 per ADS, as a result of the vesting of awards made under the BP Deferred Annual Bonus Plan.

Mr R Fryar                                                                       1,674.828 ADSs
                                                                                          (equivalent to approximately 10,049 ordinary shares)

Mr A Hopwood                                                              2,301.982 ADSs
                                                                                          (equivalent to approximately 13,812 ordinary shares)

Mrs K Landis                                                                  4,420.467 ADSs
                                                                                          (equivalent to approximately 26,523 ordinary shares)

Mr H L McKay                                                               9,197.783 ADSs
                                                                                          (equivalent to approximately 55,187 ordinary shares)

BP p.l.c. was informed on 16 January 2014, by Fidelity Stock Plan Services LLC, that the following senior executives (persons discharging managerial responsibility) in BP p.l.c. acquired the numbers of BP ADSs (ISIN number US0556221044) shown opposite their names on 15 January 2014 at US$49.200 per ADS, as a result of the vesting of awards made under the BP Executive Performance Plan.

Mr R Fryar                                                                       11,081.136 ADSs
                                                                                           (equivalent to approximately 66,487 ordinary shares)

Mr A Hopwood                                                              12,786.136 ADSs
                                                                                           (equivalent to approximately 76,717 ordinary shares)

Mrs K Landis                                                                  13,852.418 ADSs
                                                                                           (equivalent to approximately 83,115 ordinary shares)

Mr H L McKay                                                               11,081.136 ADSs
                                                                                          (equivalent to approximately 66,487 ordinary shares)

This notice is given in fulfillment of the obligation under DTR3.1.4R.

Exhibit 1.17

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 20 January 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	17 January 2014
Number of ordinary shares purchased	7,350,000
Highest price paid per share (pence)	491.75
Lowest price paid per share (pence)	475.63

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.18

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 21 January 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	20 January 2014
Number of ordinary shares purchased	6,300,000
Highest price paid per share (pence)	494.70
Lowest price paid per share (pence)	487.60

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.19

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 22 January 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	21 January 2014
Number of ordinary shares purchased	7,600,000
Highest price paid per share (pence)	495.25
Lowest price paid per share (pence)	490.65

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.20

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 23 January 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	22 January 2014
Number of ordinary shares purchased	7,300,000
Highest price paid per share (pence)	495.40
Lowest price paid per share (pence)	490.70

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.21

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 24 January 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	23 January 2014
Number of ordinary shares purchased	7,500,000
Highest price paid per share (pence)	494.30
Lowest price paid per share (pence)	487.80

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.22

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 27 January 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	24 January 2014
Number of ordinary shares purchased	7,500,000
Highest price paid per share (pence)	492.90
Lowest price paid per share (pence)	485.45

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.23

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 28 January 2014
BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	27 January 2014
Number of ordinary shares purchased	7,800,000
Highest price paid per share (pence)	486.90
Lowest price paid per share (pence)	474.50

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.24

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 29 January 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	28 January 2014
Number of ordinary shares purchased	8,300,000
Highest price paid per share (pence)	480.50
Lowest price paid per share (pence)	474.80
Highest price paid per share (cents)	792.50
Lowest price paid per share (cents)	789.17

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.
Further enquiries:
Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.25

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 30 January 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	29 January 2014
Number of ordinary shares purchased	7,600,000
Highest price paid per share (pence)	480.40
Lowest price paid per share (pence)	472.55

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.26

BP p.l.c - Transaction in Own Shares
BP p.l.c. - 31 January 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	30 January 2014
Number of ordinary shares purchased	7,200,000
Highest price paid per share (pence)	482.60
Lowest price paid per share (pence)	476.65

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.27

BP p.l.c. - Total Voting Rights
BP p.l.c. - 31 January 2014
BP p.l.c.
Total voting rights and share capital

As at 31 January 2014, the issued share capital of BP p.l.c. comprised 18,500,536,606 ordinary shares (excluding treasury shares) par value US$0.25 per share, each with one vote; and 12,706,252 preference shares par value £1 per share with two votes for every £5 in nominal capital held.

The number of ordinary shares which have been bought back and are held in treasury by BP p.l.c. is 1,787,195,973. These treasury shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings.

The total number of voting rights in BP p.l.c. is 18,505,619,106. This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FCA's Disclosure and Transparency Rules.

These figures include shares purchased by BP p.l.c. as part of its share buy-back programme but not yet cancelled.

This announcement is made in accordance with the requirements of Disclosure and Transparency Rule 5.6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 04 February 2014
/s/ J. BERTELSEN
..............................
J. BERTELSEN
Deputy Secretary